PEARSON

06011923

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

3 March 2006

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

30 January	*Change of interest in shares*
31 January	*Paul Murphy to join FT as Development Editor, FT.com*
14 February	*Financial Times strengthens UK companies and markets teams*
21 February	*Additional listing of shares*
23 February	*Change of interest in shares*
27 February	*Pearson preliminary results for 2005*
28 February	*Change of interest in shares*
28 February	*Research study gives top grades to innovative Pearson Scott Foresman....*
1 March	*Directorate change*

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 3/28

H:\AbrahamC\CA\ADR.SEC.doc

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30 January 2006
Change in Interest in Shares

http://www.pearson.com/press/press_uploadfiles/20060130_change_in_interest_in_

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

30 January 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 466382

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 30 January 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 57,054,187 shares, now represents 7.094% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

S. Jones

Stephen Jones
Deputy Secretary

RECEIVED

2006 MAR 28 A 10:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 26 January 2006

AMENDED SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,305,148 shares outstanding)

Number of shares in which the Companies have an interest:

57,054,187

Name(s) of registered holder(s):

See Schedule B

As of 26 January 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**57,054,187**	**7.094%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	20,965,841	2.607%
• Capital International Limited	8,431,050	1.048%
• Capital International S.A.	2,150,809	0.267%
• Capital International, Inc.	1,752,215	0.218%
• Capital Research and Management Company	23,754,272	2.953%

Schedule A

Deutsche Bank Mannheim	900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	856,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	87,300
Citibank London 11 Old Jewry London EC2R 8D8 UK	5,300
Royal Trust	10,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	23,493
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,525,797
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	46,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,000

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	23,000
JP Morgan Chase Bank	640,967
TOTAL	**20,965,841**

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	86,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,014,997
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	753,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	294,900
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	317,719

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	418,500
Mellon Bank N.A. London Branch London United Kingdom	46,916
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	142,600
Clydesdale Bank plc	77,000
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	16,600
JP Morgan Chase Bank	15,500
TOTAL	**8,431,050**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	8,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	461,302
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	95,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	12,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	4,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	6,200
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	148,636
J.P. Morgan	860,083
National Westminster Bank	16,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	24,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	327,000
TOTAL	**2,150,809**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	310,857
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	253,168
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	467,650
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	35,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	14,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	243,157
State Street Bank & Trust Co.	342,596
Citibank NA Toronto	57,987

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**1,752,215**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	23,004,272
TOTAL	**23,754,272**

Press releases

pri

31 January 2006

Paul Murphy to Join FT as Development Editor, FT.com

London: 31st January 2006. The Financial Times today announces the appointment of Paul Murphy as Development Editor, FT.com, to help spearhead the expansion of the world's leading business website.

Murphy, 43, joins from the Guardian newspaper, where he was financial editor for seven years. He previously held senior positions in business journalism at the Sunday Business newspaper and the Daily Telegraph.

Lionel Barber, Editor of the Financial Times, commented: 'Paul is one of the most talented business journalists around, and I am delighted he is joining us. This is an exciting new role, helping to shape the expansion of FT.com..'

Paul Murphy said: 'I'm thrilled to be joining the new FT team being built by Lionel Barber. I think he is a visionary editor who will take the paper - and its website - to a new level of excellence. Being part of that is a great challenge and really quite exciting'.

Ends

For further information please contact Joanna Manning Cooper on +44 (0)20 7873 4447
Biography available on request.

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the

global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;

- FTSE International, a joint venture with the London Stock Exchange.
- Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Press releases

14 February 2006

Financial Times strengthens UK companies and markets teams

London: The Financial Times today announces four new appointments designed to strengthen its UK companies and markets coverage.

Neil Hume is joining the FT to head up its London stock market coverage. He joins from The Guardian, where he has been the market reporter for the past seven years, and will join the FT in May.

Dan Roberts, currently the FT's US Business Editor, will return to London to edit the Lombard column. The Lombard Column was previously edited by Martin Dickson, who is now Deputy Editor of the FT. Lombard has gained a reputation for its incisive commentary on the UK corporate and financial sector.

Chris Hughes joins the FT from BreakingViews, and will become a senior companies reporter, covering UK companies. He will join the FT in May, and cover the big issues and themes in corporate Britain.

Sarah Spikes is joining the FT in April from Dow Jones, and will take the role of companies reporter, covering financial services and the City of London.

The new hires will focus on the UK, and UK business issues. The FT has already announced the appointment of Paul Murphy, Business Editor of The Guardian to the new role of Development Editor, FT.com.

Lionel Barber, editor of the Financial Times, commented: "These are important appointments for us which will considerably strengthen our coverage of corporate Britain and the City of London - our core business."

Further information

For further information please contact Joanna Manning Cooper on +44 (0)20 7873 4447

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Press releases

pri

21 February 2006

Additional listing of shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 270,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 270,000 shares to be issued under the Employee Stock Purchase Plan.

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23 February 2006

Change of interest in shares

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

23 February 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 232321

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 23 February 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 55,653,209 shares, now represents 6.919% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 21 February 2006

AMENDED SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,342,765 shares outstanding)

Number of shares in which the Companies have an interest:

55,653,209

Name(s) of registered holder(s):

See Schedule B

As of 21 February 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**55,653,209**	**6.919%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	19,256,578	2.394%
• Capital International Limited	8,539,489	1.062%
• Capital International S.A.	2,616,209	0.325%
• Capital International, Inc.	1,486,661	0.185%
• Capital Research and Management Company	23,754,272	2.953%

Schedule A

Schedule of holdings in Pearson plc
As of 21 February 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,357,458
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	730,403
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	140,200
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	1,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,250,834
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	325,535
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,707,685
Cede & Co. 55 Water Street New York, NY 10006	145,463

Deutsche Bank Mannheim	900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	780,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	81,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	5,300
Royal Trust	10,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	22,193
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,051,197
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	45,500
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	32,000

State Street Bank & Trust Co.	44,800
Citibank	8,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	1,100
Citibank NA Toronto	25,700
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,100
Mellon Bank N.A. London Branch London United Kingdom	93,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	17,900
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	735,143

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	21,900
JP Morgan Chase Bank	617,367
TOTAL	19,256,578

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	204,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,365,848
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	965,446
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,056,979
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	101,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	119,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	70,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	86,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	863,944
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	753,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	80,700
State Street Bank & Trust Co.	328,200
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	30,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	317,719

Chase Manhattan Nominee Ltd. Australia	78,200
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	431,100
Mellon Bank N.A. London Branch London United Kingdom	64,400
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	77,925
Bank One London	129,900
Clydesdale Bank plc	89,300
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	9,800
JP Morgan Chase Bank	20,100
TOTAL	**8,539,489**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	14,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	461,302
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	101,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	12,800
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	3,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	13,800

Morgan Stanley	16,200
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	148,636
J.P. Morgan	1,301,863
National Westminster Bank	16,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	24,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	327,000
TOTAL	2,616,209

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	268,853
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	232,168
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	349,500
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	29,500
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	13,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	218,057
State Street Bank & Trust Co.	290,596
Citibank NA Toronto	57,987

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	1,486,661

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	23,004,272
TOTAL	23,754,272

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27 February 2006

Pearson Preliminary Results for 2005

Pearson announced its Preliminary Results on Monday 27th February, 2006.

Download an electronic (html) version of the press release here, or download the full press release and financials in PDF format here.

The following events are available for replay:

- **Investor presentation with Marjorie and Rona**
  Click here for a replay of the audiocast of this event .
  Download a PDF of the presentation slides .
- **Video Interviews with Marjorie Scardino, CEO, and Rona Fairhead, CFO**
  The interviews are available online here.
- **US Investors conference call with Marjorie and Rona**
  Click here for a replay of this event .
  A replay of the call will be available for a limited time by dialing +1 718 354 1175 (from the US) or +44 20 8974 7900 (outside the US), participant code 280392.

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27 February 2006
Pearson Preliminary Results for 2005

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27 February 2006

PEARSON 2005 PRELIMINARY RESULTS:

ALL-ROUND GROWTH, RECORD YEAR IN EDUCATION AND RECORD CASH GENERATION

- **Strong performance.** Sales up 9%; adjusted operating profit up 22% to £509m; adjusted EPS up 24% to 34.1p.
- **Record cash generation.** 113% of operating profit converted to cash; total free cash flow up 52% to £431m.
- **Above-market growth.** Pearson growing faster than its markets in School, Higher Education, Professional, FT Publishing and IDC.
- **Record results at Pearson Education,** our largest business. Sales up 12% to £2.66bn and profits up 22% to £348m.
- **All-round profit growth.** FT Group up 37% to £101m and Penguin up 4% to £60m.
- **Higher returns.** Return on invested capital up to 6.7% (7.2% at constant currency) from 6.2%.

Marjorie Scardino, chief executive, said: "These excellent results illustrate the quality and potential of the business we have built. Our leadership in growth markets, our innovation and our efficiencies give us real momentum and we expect our strong performance to continue in 2006 and beyond."

£ millions	2005	2004	Headline growth	Underlying growth
Business performance				
Sales - continuing	**4,096**	3,696	11%	9%
Adjusted operating profit - continuing	**509**	400	27%	22%
Adjusted profit before	**422**	350	21%	23%

tax				
Adjusted earnings per share	**34.1p**	27.5p	24%	24%
Operating cash flow	**570**	418	36%	--
Free cash flow	**431**	284	52%	--
Return on invested capital	**6.7%**	6.2%	--	--
Net debt	**996**	1,221	18%	--
Statutory results				
Operating profit	**536**	404	33%	--
Profit before tax	**466**	325	43%	--
Basic earnings per share	**78.2p**	32.9p	138%	--
Basic earnings per share - continuing	**40.4p**	30.8p	31%	--
Cash flow from operations	**875**	705	24%	--
Dividend per share	**27.0p**	25.4p	6%	--

Throughout this statement, we refer to business performance measures for total operations and growth rates on an underlying basis (ie excluding currency movements and portfolio changes) unless otherwise stated. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7,12 and 14. Profit measures within business performance are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired

intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).

2005 OVERVIEW

Pearson predicted that 2005 would be a year of strong growth and financial progress, driven by education, our largest business. We are reporting today that Pearson Education had its best year ever; that the FT Group achieved a further significant profit improvement; and that we see good prospects for continued growth in 2006 and beyond.

Pearson's sales increased 9% in 2005, the fastest rate of growth for five years. Adjusted operating profit increased by 22%, well ahead of sales, with profits improving in all businesses. Operating margin improved by 1.6% points to 12.4%. Adjusted earnings per share were 34.1p, up 24%.

In 2005, Pearson generated more cash than ever before, increasing operating cash flow by £152m or 36% to £570m and free cash flow by £147m or 52% to £431m. Cash conversion was particularly strong at 113% of operating profit. Average working capital: sales at Pearson Education and Penguin improved by a further 2% points to 27.4%, even as we continued significant investment in new products and services that will support our future growth.

Our return on invested capital improved to 6.7%, or 7.2% at constant currency, from 6.2% in 2004.

Our statutory results show an increase in operating profit to £536m (£404m in 2004) and in statutory basic earnings per share to 78.2p (32.9p in 2004), benefiting from a £302m profit from Recoletos. We ended the year with net debt of £996m, a £225m reduction on 2004. The sharp December increase in the value of the US dollar to £1:$1.72 significantly increased our year-end net debt (which is approximately 70% dollar-denominated). The £426m proceeds from the sale of our interests in Recoletos and MarketWatch were partially used in a series of bolt-on acquisitions in education and financial information, including AGS, Co-nect and IS.Teledata.

The board is proposing a dividend increase of 6% to 27.0p. Subject to shareholder approval, 2005 will be Pearson's 14th straight year of increasing our dividend above the rate of inflation, and in the past eight years we have returned approximately £1.5bn or one-quarter of our current market value to shareholders through the dividend.

BUSINESS PERFORMANCE

£ millions	**2005**	2004	Headline growth	Underlying growth
Sales				

School	**1,295**	1,087	19%	16%
Higher Education	**779**	729	7%	5%
Professional	**589**	507	16%	15%
Pearson Education	***2,663***	*2,323*	*15%*	*12%*
FT Publishing	**332**	318	4%	4%
IDC	**297**	269	10%	7%
FT Group	***629***	*587*	*7%*	*5%*
Penguin	**804**	786	2%	1%
Total continuing	***4,096***	*3,696*	*11%*	*9%*
Adjusted operating profit				
School	**147**	108	36%	29%
Higher Education	**156**	129	21%	19%
Professional	**45**	40	13%	13%
Pearson Education	***348***	*277*	*26%*	*22%*
FT Publishing	**21**	4	--	--
IDC	**80**	67	19%	13%
FT Group	***101***	*71*	*42%*	*37%*
Penguin	**60**	52	15%	4%
Total continuing	***509***	*400*	*27%*	*22%*
Discontinued (Recoletos)	**(3)**	26		--
Total	***506***	***426***	***19%***	***22%***

2006 OUTLOOK

We expect 2006 to be another good year for Pearson as we continue to increase margins and grow ahead of our markets. We expect to achieve strong underlying earnings growth, good cash generation and a further significant improvement in return on invested capital. At this early stage in the year our outlook is:

- ***Pearson Education*** (65% of 2005 sales; 68% of continuing operating profit) expected to achieve sales growth in the 3-5% range, with similar rates of growth in each of its three worldwide businesses (School, Higher Education and Professional). We expect margins to improve in School and Professional and to be stable in Higher Education.
- ***Penguin*** (20% of sales; 12% of continuing operating profit) expected to grow at a similar rate to 2005, with margins improving steadily as we benefit from efficiency gains.
- ***Financial Times Group*** (15% of sales; 20% of continuing operating profit) expected to achieve a further significant profit improvement. *The Financial Times* continues to show good momentum, with circulation up 4% and advertising revenues up 12% in the year to date. IDC expects another good year, benefiting from similar business conditions to 2005, strong organic growth and the contribution of recent acquisitions.

Cash. We expect another good cash performance in 2006, well ahead of our 80% threshold, even after an exceptionally strong 113% cash conversion rate in 2005.

Interest and tax. We expect our full year interest charge to be broadly in line with 2005, as the benefit of lower average net debt is offset by the impact of higher interest rates. We expect our effective tax rate to be in the 32-34% range.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2005 was £1:$1.81) would have an impact of approximately 1p on adjusted earnings per share.

For more information:

Luke Swanson / Deborah Lincoln + 44 (0) 20 7010 2310

Jeff Taylor + 1 212 641 2409

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com.

We are holding a conference call for US investors at 15.00 (GMT) / 10.00 (EST). To participate please dial in on +1 718 354 1175 (inside the US) or +44 20 8974 7900 (outside the US), participant code 280392. The call will be available for replay at www.pearson.com .

Top o

Video interviews with Marjorie Scardino and Rona Fairhead are available

at www.pearson.com; high resolution photographs are available for the media at www.newscast.co.uk.

SCHOOL

£ millions	2005	2004	Headline growth	Underlying growth
Sales	**1,295**	1,087	19%	16%
Adjusted operating profit	**147**	108	36%	29%

RECORD RESULTS IN 2005: SALES UP 16% TO ALMOST £1.3BN; PROFITS UP 29% TO £147M

Rapid growth in US School publishing, testing and technology

- Pearson's US School publishing business grew 12%, ahead of industry growth of 10.5% (source: Association of American Publishers).
- New adoption market share of 33% where Pearson competed (and 24% of the total new adoption market); leading positions in maths, science, literature and foreign languages.
- School testing sales up more than 20%, benefiting from significant market share gains and first year of mandatory state testing under No Child Left Behind.
- Strong performance in school software, with good sales and profit growth in curriculum and school administration services.

Good progress in international school markets

- High single digit growth in international school publishing. Worldwide English Language Teaching business benefiting from strong demand for English language learning and investments in new products, including *English Adventure* (with Disney) for the primary school market, Sky for secondary schools, *Total English* for adult learners, and *Intelligent Business* (with *The Economist*) for the business market.
- Strong growth in international school testing. Four million UK GCSE, AS and A-Level scripts marked onscreen; first year of running UK National Curriculum tests completed successfully; new contract for national school testing pilot in Australia.

Significant efficiency gains and margin improvement

- School margins up by 1.5% points to 11.4% with efficiency gains in central costs, production, distribution and software development.

Continued investment for future growth

- US School new adoption market expected to grow strongly 2007-09 (estimated at $620m in 2006; $800m in '07; $900m in '08; $1bn in '09).
- Steady investment in School publishing: Pearson publishing major new basal curriculum programmes for reading, science and social studies, the three largest adoption disciplines in 2006.
- Healthy outlook in school testing underpinned by 2005 contract wins with a lifetime value of $700m (including Texas, Virginia, Michigan and Minnesota).
- AGS Publishing, acquired in July 2005, performing ahead of expectations as special needs market grows rapidly and integration is on track.
- Acquisition of Co-nect in December 2005 and creation of Pearson Achievement Solutions targets growing market for teacher professional development and integrated school solutions.

HIGHER EDUCATION

£ millions	**2005**	2004	Headline growth	Underlying growth
Sales	**779**	729	7%	5%
Adjusted operating profit	**156**	129	21%	19%

RECORD RESULTS IN 2005: SALES INCREASED BY 5% to £779M; PROFITS UP 19% TO £156M

Above-market growth and significant margin improvement

- US Higher Education business up 6%, ahead of industry growth of 5% (source: Association of American Publishers).
- Pearson's US Higher Education business has grown faster than the industry for seven straight years.
- Higher Education margins up by 2.3% points to 20%. Good margin improvement in US and International publishing, boosted by shared services across US and international units and saving in central costs, technology, production and manufacturing.

Strong publishing performance

- Continued growth from market-leading authors in key academic disciplines including biology (Campbell & Reece), chemistry (Brown & LeMay), sociology (Macionis), marketing (Kotler & Keller), maths (Tobey & Slater), developmental maths (Martin-Gay) and English

composition (Faigley's Penguin Handbook).

- Rapid expansion in career and workforce education sector, with major publishing initiatives gaining share in allied health, criminal justice, paralegal, homeland security and hospitality.

Rapid growth in online learning and custom publishing

- Approximately 3.6m US college students studying through one of our online programmes, an increase of 20% on 2004.
- MyMathLab, Pearson's innovative online homework and assessment programme, increases unit sales by almost 50% to 1.1m, with student registrations 47% higher. Usage increases by 60%, with students completing and submitting 11m assignments online. Research by colleges using MyMathLab demonstrates significant improvements in student achievement.
- Continued strong double digit growth in custom publishing - which builds customised textbooks and online services around the courses of individual faculties or professors.

Good progress in international markets

- 4% sales growth in Higher Education publishing outside the US. International businesses benefit from local adaptation of global authors, including Campbell and Kotler, and introduction of custom publishing and online learning capabilities into new markets in Asia and the Middle East.

Continued investment for future growth

- 2006 expected to be a record year for 1st editions, with major new titles in statistics, algebra, psychology, economics, health and writing.
- Launch of online homework and assessment programmes in new curriculum areas including economics, psychology and developmental writing.
- Creation of Custom Media Solutions Group, extending highly successful customized print publishing model to online curriculum and course management programmes.

PROFESSIONAL

£ millions	**2005**	2004	Headline growth	Underlying growth
Sales	**589**	507	16%	15%
Adjusted operating profit	**45**	40	13%	13%

SALES INCREASED BY 15% to £589M AND PROFITS UP 13% TO £45M

Professional Testing: rapid organic growth; Promissor acquisition opens new markets

- Professional Testing sales up more than 40%, benefiting from successful start-up of major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council.
- Acquisition of Promissor in January 2006 brings together two leading international professional testing companies and takes Pearson into new US state and federal regulatory markets.

Government Solutions: sales up 38% and $1bn of new long-term contracts

- Sales up a further 38%, helped by new contracts with the US Department of Education, the Centers for Medicare and Medicaid Services and the London Borough of Southwark. Margins a little lower, resulting from new contract start-up costs.
- More than $1bn of new, long-term contract wins for customers including the US Department of Education, Department of Commerce and the University of California.

Professional publishing: margins maintained despite further declines in technology markets

- Worldwide sales of technology-related books 7% lower with continued weakness in professional markets partly offset by consumer technology publishing.
- Pearson maintains leading market share and single-digit margins through further cost actions; sees stronger schedule of new software releases in professional and consumer technology markets in 2006.
- Good growth in business publishing imprints including Wharton School Publishing and Financial Times Prentice Hall. Strong 2006 business list includes new books from *NY Times* bestselling authors Bernard Lewis, Jeffrey Gitomer, Ken Blanchard, and Oren Harari.

FT PUBLISHING

£ millions	**2005**	2004	Headline growth	Underlying growth
Sales	**332**	318	4%	4%
Adjusted operating profit	**21**	4	--	--

PROFITS UP BY £17M ON £14M SALES IMPROVEMENT

Advertising growth continues and Financial Times returns to profit

- FT Newspaper sales up 6% to £221m; £14m profit improvement to £2m.
- FT advertising revenues up 9% (and up 18% in the fourth quarter), improving through the year. Sustained growth in luxury goods and worldwide display advertising. FT.com advertising revenues up 27% as FT's biggest advertisers shift to integrated print and online campaigns.
- More than 90% of advertising revenue improvement converted to profit in 2005.
- FT's average worldwide circulation 2% lower for the year at 426,453 but 1% higher in the second half at 430,635. FT.com's paying subscribers up 12% to 84,000 and average monthly audience up 7% to 3.2m.

Sustained progress at network of business newspapers

- Sales broadly level and profits £3m higher at the FT Group's other business newspapers and magazines.
- *Les Echos* advertising revenues and circulation level with 2004 (average circulation of 119,000) despite tough trading conditions.
- FT Business improves margins and profits with good growth in international finance titles.
- FT Deutschland reduces losses further despite a weak advertising market in Germany, and increases average circulation by 6% to 102,000.
- *The Economist*, in which Pearson owns a 50% stake, increases its circulation by 10% to 1,038,519 (for the January-June ABC period).

INTERACTIVE DATA CORPORATION (NYSE:IDC)

£ millions	**2005**	2004	Headline growth	Underlying growth
Sales	**297**	269	10%	7%
Adjusted operating profit	**80**	67	19%	13%

RECORD RESULTS IN 2005: SALES UP 7% TO £297M; PROFITS UP 13% TO £80M; MARGINS UP 2% POINTS TO 26.9%

Strong organic growth and operating improvements

- FT Interactive Data, IDC's largest business (approximately two-

thirds of IDC revenues), generates strong growth in North America and returns to growth in Europe.

- Modest growth at Comstock, IDC's real-time datafeed business for global financial institutions, and at CMS BondEdge, its fixed income analytics business.
- Renewal rates for IDC's institutional businesses remain at around 95%.
- eSignal, IDC's active trader services business, increases headline sales by 27% with continued growth of subscriber base and full-year contribution from FutureSource, acquired in September 2004.
- Continued progress in transition to two new consolidated data centres, enabling IDC's four major businesses increasingly to feed off one centralized data and technology infrastructure.

Continued expansion into adjacent markets

- Acquisition of IS.Teledata for $51m (net of cash acquired) in December 2005 adds web-based financial data applications and further expands IDC's presence in continental Europe.
- Agreement to acquire Quote.com and related assets for $30m in February 2006 which will broaden IDC's range of online services for active traders and financial professionals, and create a new revenue stream in online financial advertising.

PENGUIN

£ millions	**2005**	2004	Headline growth	Underlying growth
Sales	**804**	786	2%	1%
Adjusted operating profit	**60**	52	15%	4%

SALES UP 1% AND OPERATING PROFIT UP 4%

Strong operational progress

- Sales up 1%; operating profit up 4%; margins up 0.9%; strong cash generation.
- Successful format innovation to help address weakness of mass market category in the US, down a further 4% for the industry in 2005. First seven *Penguin Premium* paperbacks published, priced at $9.99, and all become bestsellers, with authors including Nora Roberts, Clive Cussler and Catherine Coulter.
- Pearson Education moves successfully into new shared UK warehouse in second half of 2005.

Outstanding publishing performance

- Penguin authors win a Pulitzer Prize (for Steve Coll's *Ghost Wars*), a National Book Award (William T. Vollman's *Europe Central*), the Whitbread Book of the Year (Hilary Spurling's *Matisse the Master*), the Whitbread Novel of the Year (Ali Smith's *The Accidental*) and the FT/ Goldman Sachs Business Book of the Year (Thomas Friedman's *The World is Flat*).
- 129 *New York Times* bestsellers and 54 top ten bestsellers in the UK. Major bestselling authors include Patricia Cornwell, John Berendt, Sue Grafton, Jared Diamond, Jamie Oliver, Gillian McKeith, Jeremy Clarkson and Gloria Hunniford.

Successful focus on new talent

- Strong contribution from new imprints and first-time authors. New imprint strategy continues to gather pace and Penguin publishes 160 new authors in the US and approximately 250 worldwide - its largest ever investment in new talent.
- Sue Monk Kidd's first novel, The Secret Life of Bees, has been a NY Times bestseller for almost two years; her second, The Mermaid Chair, reaches #1 in 2005. The Kite Runner, Khaled Hosseini's first book, stays on the NY Times bestseller list for all of 2005, selling an additional two million copies (three million in total). In the UK, strong performance from new fiction authors including Jilliane Hoffman, PJ Tracy, Karen Joy Fowler and Marina Lewycka.

Continued investment in new markets and international talent

- Launch of regional language publishing programme in India with first ten titles in Hindi and Marathi; approximately 70 new titles to be published in 2006. Acquisition of worldwide English language rights to *Wolf Totem*, one of China's top five bestselling books for more than a year.

Strong 2006 publishing schedule

- Strong list of new titles for 2006 from bestselling authors including Nathaniel Philbrick, Patricia Cornwell, Senator Edward M. Kennedy, Jamie Oliver, Sue Townsend and Jeremy Paxman.

FINANCIAL REVIEW

Our adjusted earnings exclude other gains and losses on the sale or closure of businesses. We also exclude amortisation of acquired intangible assets (defined under IFRS 3); short-term fluctuations in the market value of financial instruments (as determined under IAS 39) and other currency movements charged to statutory profits (in accordance with IAS 21).

Statutory numbers in 2005 are significantly improved by profits on disposals (notably Recoletos and Marketwatch); statutory profit for the year was £644m, up £360m on 2004, with continuing operations up from £262m to £342m.

This year we saw relatively small effects of exchange on our P&L account. The average US dollar rate against sterling strengthened slightly to £1:$1.81 (£1:$1.83 in 2004) which marginally increased our reported operating profit. However, the stronger year end dollar (£1:$1.72 vs £1:$1:92 in 2004) had a significant impact on our balance sheet.

Financial Statements

These are our first set of consolidated financial statements under International Financial Reporting Standards (IFRS). We have chosen a transition date to IFRS of 1st January 2003, which means we have comparable data under IFRS for both 2004 and 2003, displayed in our financial statements. Where material, the impact of IFRS on our accounts is discussed below.

Interest

Net interest payable in 2005 was £77m, up from £74m (restated for IFRS) in 2004. The group's average net interest rate payable rose by 0.9% to 5.9%. Although we were partly protected by our fixed rate policy the strong rise in US dollar floating interest rates had an adverse effect. Year on year, average 3 month LIBOR (weighted for the Group's borrowings in US dollars, Euros and Sterling) rose by 1.9% to 3.4%. This was largely offset by the £260m fall in average net debt, reflecting in particular the proceeds from the disposal of Recoletos and good cash generation. In addition, in 2005 we did not benefit from a one-off credit of £9m for interest on a repayment of tax that occurred in 2004. Year end net debt fell from £1,221m to £996m.

Taxation

The tax rate on adjusted earnings was barely changed from 2004 to 2005, reducing from 30.9% to 30.3%. The tax rate on adjusted earnings is very close to the UK statutory rate of 30%: The higher tax rate on US and overseas profits was offset by the use of UK losses and by credits relating to previous years, reflecting continued progress in settlement of the group's affairs with the authorities.

The total tax charge for the year was £124 million, representing a 27% rate on pre-tax profits of £466 million (on a statutory basis excluding discontinued operations). This compares with a 2004 rate (restated to reflect IFRS) of 19% (or £63 million on a pre-tax profit of £325 million). In 2004 the tax charge reflected credits of £48 million relating to previous years, a substantial element of which was non-recurring; adjustments relating to previous years in 2005 resulted in a credit of £18 million. The 2005 rate benefited from the fact that the profit of £40 million on the sale of Marketwatch.com is free of tax.

Minority Interests

Following the disposal of our 79% holding in Recoletos in April 2005 and the purchase of the outstanding 25% stake in Edexcel our minority interests now comprise mainly the 39% minority share in IDC. In January 2006 we increased our stake in IDC by the purchase of 1.1m shares, so the future minority interest will be 38%.

Dividends

Under IFRS, dividends are accrued only once approved. Therefore, the dividend accounted for in our 2005 financial statements totalling £205m, represents the final dividend (15.7p) in respect of 2004 and the interim 2005 dividend of 10p.

We are paying a final dividend for 2005 of 17p, bringing the total paid and payable in respect of 2005 to 27p, a 6.5% increase on 2004. Our final 2005 proposed dividend was approved by the board in February 2006 and will be charged against 2006 profits. The dividend (including minorities) paid in 2005 is covered 1.9 times by total free cash flow.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the re-investment opportunities which we identify around the Company. This balance has been expressed in recent years as a desire to increase our annual dividend by more than inflation, while also re-investing a higher proportion of our distributable earnings in our businesses

Other financial items

Pensions

Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our companies operate defined contribution schemes. Pension funding levels are kept under regular review by the Company and the Fund trustees.

The UK scheme was valued as at 1 January 2004 and the next valuation will be as at 1 January 2006. As a result of the 2004 valuation, the group agreed to increase contributions to £30m in respect of 2004: to £35m in 2005: and to £41m annually from 2006 to 2014.

Our total liability for retirement benefits was £389m at December 2005 (2004: £408m).

Accounting policies and disclosures

As noted above, Pearson has adopted IFRS for its 2005 consolidated financial statements, in compliance with the European Union regulation. This has resulted in changes to the format of presentation but has had no impact on the cash resources available to the group. A full list of IFRS Accounting policies can be found in Note 1 to our financial statements.

In summary, the main changes to our reported 2005 statutory accounts from IFRS adoption are as follows:

Goodwill and other Intangibles

Under IFRS 3 goodwill is no longer amortised, but instead is assessed annually for impairment. Goodwill which arose on acquisitions prior to 1.1.03 and which was capitalised under UK GAAP has not been restated; other intangible assets arising from acquisitions since 1.1.03 have been separately identified, fair valued and capitalised. They are being amortised over their estimated useful economic lives. The charge to P&L for such amortisation was £11m in 2005 (2004 £5m).

Share-based payments

Under IFRS 2, a proportion of the total fair value of restricted shares, SAYE schemes and share options granted to employees has been charged to operating profit. The proportion charged is determined with respect to the relevant vesting period. The amount charged is 2005 was £23m (2004 £25m).

Employee benefits

Under IAS 19, assets and liabilities relating to pension and other deferred benefits are valued and accounted for at the balance sheet date.

The profit and loss expense is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of all retirement benefit obligations under IAS 19 amounted to £68m in 2005 (2004 £62m) of which the current service charge (£61m) was above operating profit and the net finance charge (£7m) was against interest.

Pearson has adopted IAS 39, related to accounting for financial investments as at 1.1.05 and the results of this are detailed below under our Treasury policy.

There are a number of other relatively minor statutory presentation and disclosure changes under IFRS which are treated consistently across our 2005 actual IFRS reported numbers and our 2004 and 2003 restated comparatives.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

Press releases

28 February 2006

Change in interest in shares

http://www.pearson.com/press/press_uploadfiles/20060228_change_of_interests_in

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

28 February 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 470756

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc. equals 103,908,285 shares, representing 12.92% of the issued share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

JB/DC

	Schedule PEARSON PLC Outstanding Shares	804,360,971
Registered Holder	**No. of Shares**	**% of Class**
Bank of New York, London 3 Birchin Lane London, EC3V 9BY	3,406,254	0.4235%
Bank of New York, Europe	10,854	0.0013%
CEDE	42	0.0000%
Citibank Nominees Ltd. Lewisham House Molesworth Street Lewisham House SE13 7EX	1,023,326	0.1272%
Clydesdale Bank Plc	737,910	0.0917%
Euroclear Bank SA	38,407	0.0048%
HSBC Bank PLC London	861,939	0.1072%
JP Morgan/Chase Bank Woolgate House Coleman Street London, EC2P 2HD	76,825,267	9.5511%
Mellon Trust	4,460,868	0.5546%
Merrill Lynch	1,434,638	0.1784%
Northern Trust Company 155 Bishopgate London, EC2M 3XS	2,614,634	0.3251%
Royal Trust Corp of Canada London	3,782,010	0.4702%
State Street Nominees Limited 12-13 Nichols Lane London EC4N 7BN	8,712,136	1.0831%
TOTAL	**103,908,285**	**12.92%**

Press releases

28 February 2006

Research study gives top grades to innovative Pearson Scott Foresman reading program

Recommends "Reading Street" for Elementary Classrooms across the U.S.

98% Alignment with State Assessments

GLENVIEW, IL. - The research group Gatti Evaluation and publisher Pearson Scott Foresman today announced findings of an independent study aligning the *Reading Street* elementary school reading program benchmark assessments to state standards. Results confirmed that 98 percent of *Reading Street* benchmark assessments aligned above the median for recently-aligned state assessments to standards.

Guido Gatti, of Gatti Evaluation indicated, "Relative to recent alignment analyses conducted on state assessments using this same strict alignment model, the *Reading Street* Benchmark assessments have shown outstanding alignment to multiple states' educational objectives. Pearson Scott Foresman is setting the standard for aligning content of basal programs and continually works with independent researchers to improve their product."

In conjunction with Dr. John Smithson of the University of Wisconsin's Center for Educational Research (WCER), a team of renowned assessment and reading experts aligned the benchmark items to state standards in ten states using the *Reading Street* program. Implementing an alignment model approved by the National Science Foundation, the Institution for Education Sciences, and utilized by the Council of Chief State School Officers, the research clearly showed content alignment and coverage well above that achieved by the state standardized assessments in most of the ten states.

"In light of the consistently high levels of alignment to state and grade-specific standards, I can confidently recommend the Scott Foresman *Reading Street* tests for use in classrooms across the U.S., to inform instruction," said Smithson, the project's co-principal investigator.

Dr. Rolf Blank, Director of Education Indicators Programs for the Council of Chief State School Officers, reviewed the research study and said, "From my own reading of the study conducted by John Smithson and the WCER, I agree with the findings based on use of the SEC (Surveys of Enacted Curriculum) alignment method."

Pearson Scott Foresman's *Reading Street* is the first reading program to be aligned with the No Child Left Behind Act and Reading First.

Paul McFall, President of Pearson Scott Foresman said, "The goal for the *Reading Street* Benchmark Item Validation Study was to ensure that elementary school teachers across the United States are presented with high quality, well-aligned classroom assessments that reliably monitor student progress in developing priority reading skills and achieving state reading educational objectives. We are tremendously pleased to be able to share the results of this research." He added, "The results are hugely significant because they mean that teachers can concentrate on the program content while remaining confident that their instruction is automatically aligning to the numerous tests their students are required to take."

The study collected data and evaluated the alignment between 1,879 test questions and 6,038 educational objectives across the states of: Arizona, Colorado, Florida, Indiana, Kentucky, North Carolina, New Jersey, New York, Tennessee and Washington. Scott Foresman has also contracted to align the benchmark assessments to Louisiana, Michigan, West Virginia, Missouri, Ohio, Pennsylvania, Massachusetts, Maryland, Illinois, and Oregon state standards in 2006.

Read the Scott Foresman Reading Street Benchmark Item Validation Study Report online at www.scottforesman.com/readingstreetbivs

About Scott Foresman *Reading Street*

Created by nationally recognized experts, practitioners, and researchers, *Reading Street* - the first reading program to align with the No Child Left Behind Act - is designed to help teachers build readers through motivating and engaging literature, scientifically research-based instruction, and a wealth of reliable teaching tools for instruction, pacing, assessments, and grouping. *Reading Street* includes fiction, expository articles, biographies, poems, and online reading, all focused on driving students toward No Child Left Behind's mandated Adequate Yearly Progress. Solidly anchored in the most current scientific research, *Reading Street* prioritizes skill instruction at each grade level, so teachers can focus on the right skill, at the right time, for every student. These priority skills are proven to be indicators of reading success identified by the National Reading Panel phonemic awareness; phonics; fluency; vocabulary; and text comprehension.

About Pearson Scott Foresman

Pearson Scott Foresman is the leading elementary educational publisher of scientifically-researched instructional materials, assessment tools, digital media, and professional development. Pearson Scott Foresman's programs span reading,

mathematics, science, social studies, music, art, ESL/ELL, bilingual, language arts, and Pre-K. Pearson Scott Foresman is part of Pearson Education, the world's leading educational publisher and a business of Pearson, the international media company (NYSE: PSO).

About The Research

Gatti Evaluation Inc.

Gatti Evaluation focuses on researching fields of education and biomed, randomized trials to survey research, measurement and statistical expertise.

University of Wisconsin Center for Educational Research

The Wisconsin Center for Education Research is one of the oldest, largest, and most productive education research centers in the world. A part of the University of Wisconsin?Madison's School of Education, WCER provides a productive environment where some of the country's leading scholars conduct basic and applied education research. The WCER roster includes research centers and projects that are currently investigating a variety of topics in education.

For further information

Kate Miller
Pearson Education
800.745.8489

pri

Press releases

01 March 2006
Directorate change

Pearson plc: Board changes

Pearson, the international education and information company, today announces the appointment of Sir David Arculus and Ken Hydon as independent non-executive directors with immediate effect.

Sir David Arculus is a non-executive director of Barclays and Telefonica, and was chairman of O2 from 2004 until it was acquired by Telefonica earlier this year. His previous roles included chairman of Severn Trent, chairman of IPC Group, chief operating officer of United Business Media and group managing director of EMAP.

Ken Hydon is a non-executive director of Tesco and Reckitt Benckiser. He was previously finance director of Vodafone and of subsidiaries of Racal Electronics, and financial controller of 3M.

The appointments follow Pearson's announcement last year that non-executive directors Reuben Mark and Vernon Sankey will retire from the board at the 2006 AGM.

Pearson's chairman Glen Moreno said:

"In my first months at Pearson, the contribution that Reuben and Vernon have made to our company has been very clear. They have shared with us their deep business experience, wise counsel and international perspectives and I know the entire board joins me in thanking them for their support over many years."

"I am delighted that David and Ken have agreed to join us. They are strong, thoughtful business leaders and their deep understanding of the fast-changing media and technology markets will be very valuable to Pearson."

For further information

Luke Swanson / Deborah Lincoln: +44 (0)20 7010 2310

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

15 March 2006

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

7 March	*Alan Greenspan's book, his assessment of the past and vision for the.....*
7 March	*Financial Times to host free access week on FT. com*
7 March	*Pearson combines several businesses into Pearson Assessments*
7 March	*Appointment of non-executive directors*
8 March	*Directors' shareholding*
13 March	*Financial Times launches new weekly CEO interview*

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

RECEIVED
2006 MAR 28 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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07 March 2006

Alan Greenspan's book, his assessment of the past and vision for the future, was acquired today by The Penguin Press

New York - Alan Greenspan's book was acquired today by Ann Godoff, President and Publisher of The Penguin Press. Dr. Greenspan's book will present his view of the world during the second half of the 20th century and the first years of the 21st as well as his vision for the future, making it essential reading for people everywhere. The deal, for world volume rights, was made with Dr. Greenspan's attorney, Robert B. Barnett. Editor-in-Chief Scott Moyers will serve as editor.

In making this announcement Godoff said, "It is a singular honor for The Penguin Press to publish Alan Greenspan, who has spent his extraordinary career reckoning with how the world really works. His book will be about what we can know, what we can't know and what we should do about it."

Penguin Group Chairman and CEO John Makinson added: "The Penguin Group is very proud to be the worldwide publishers of Alan Greenspan's important and lasting document."

The Penguin Press will publish Dr. Greenspan in 2007.

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Puffin, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson plc, the international media company.

For further information

Deborah Lincoln: +44 (0)20 7010 2310

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07 March 2006

Financial Times to Host Free Access Week on FT.com

London - This week the Financial Times will host a Free Access Week on FT.com. The promotion, sponsored by AT&T, will allow online visitors access to FT.com content normally only available to subscribers.

FT.com, the world's leading business website, will make everything from breaking news and instant analysis to the 5-year archive of news and features, and a library of in-depth FT Reports on key industries, countries, and business trends, available for free during this week. Additionally, tools such as Portfolio, Desktop Alerts, and the FT screensaver, featuring cityscapes and RSS headlines, will be free as well.

The site will feature newly interactive editorial content exclusively designed for Free Access Week. Prominent US business leaders will guest edit the website, including Wilbur Ross, the famous turnaround investor, James Cayne, Chairman and CEO of Bear Stearns and John Castellani, President of Business Roundtable. Each day, there will be a podcast of the Lex column, read by Tracy Corrigan, the Head of Lex. On Wednesday there will be a live Q&A session with Sir Richard Branson on entrepreneurship and the future of mobile television. On Friday, FT.com will launch its first arts podcast, with Jan Dalley, Arts Editor, talking to the FT's array of critics, including Nigel Andrews on cinema, Ludovic Hunter-Tilney on popular music and Clement Crisp on dance.

Visitors to Free Access Week will also be the first to view FT.com China, a new section launched on the website dedicated to covering China, its business opportunities and risks, and its influence on the global economy.

Simon Targett, FT.com editor, commented: "Next week is a great opportunity for visitors to experience the many sides to FT.com, from breaking news and our growing portfolio of audio and video content, to the in depth comment and analysis the FT does so well. Our guest editors, the first ever podcast of the famous Lex column - together with the live Q&As and podcast on the arts - should give new visitors to FT.com an indication of what they have been missing."

For further information

please contact Lucy Ellison on +44 (0)20 7873 3119 or email

lucy.ellison@ft.com

About The Financial Times Group

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 430,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 4.1 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and

current affairs journal. A 13.85% stake in Business Standard, one of India's leading financial newspapers. The FT Group is part of Pearson plc, the international media group.

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07 March 2006

Pearson combines several businesses into Pearson Assessments

Bloomington, Minn. - Pearson Education today announced that it was combining several of its assessment product, service and technology businesses together under the Pearson Assessments name, effective March 1.

The businesses are Pearson Assessments, the premier provider of psychological assessments and related scoring solutions in clinical, medical, forensic, correctional, public safety, career and counseling settings; Pearson NCS, which offers a wide variety of data collection hardware, software, scannable forms and outsourcing services for business, healthcare, government and education; and the assessment business of AGS Publishing, a leading publisher of assessments for preK-12 which assess cognitive ability, achievement, behavior, speech and language, career interest, and social skills.

All three businesses are located in the greater Minneapolis-St. Paul area. Pearson will continue to operate from facilities in Bloomington, Eagan and Shoreview, Minn.

"Following our acquisition of AGS Publishing last year, it was apparent we were managing assessment products, services and technology from several business units. This created the opportunity to bring all of these resources together in such a way to create a unique and powerful organization that could serve the assessment needs of a broad range of education, business and healthcare customers," said John Harnett, president and CEO, Pearson Assessments.

The new Pearson Assessments will provide a broad range of products and services, from individually administered behavioral and special needs assessments, to survey and assessment tools for education, business and healthcare, to scanners and other input devices to gather data for a variety of applications.

Well-known brands offered by Pearson Assessments include the Minnesota Multiphasic Personality Inventory-2™ (MMPI-2™) the Millon™ Clinical Inventories, the Campbell™ Interest and Skill Survey, the Derogatis Checklist Series and the Basic Achievement Skills Inventory™. Assessment offerings from AGS Publishing include the Behavior Assessment System for Children, Second Edition (BASC-2), Peabody Picture Vocabulary Test, Third Edition (PPVT-III), Goldman-Fristoe Test of Articulation-2 (GFTA-2), KeyMath-Revised/NU: A Diagnostic Inventory of Essential Mathematics-Revised-Normative Update,

the Bruininks-Oseretsky Test of Motor Proficiency, Second Edition (BOT-2), Vineland Adaptive Behavior Scales, Second Edition, and the Kaufman family of assessments, including KABC-II, KBIT-2 and KTEA-II.

Pearson NCS products include various scanners (sold under the EZData? and OpScan iNSIGHT™ brands), software (Prosper™ assessment system, ScanTools? and SurveyTracker?), assessments tools (Classroom Performance System - CPS), custom print services and outsourcing of data collection services.

Pearson Assessments is part of the U.S. Assessments & Testing Group of Pearson Education, which includes Pearson Educational Measurement, Iowa City and Austin, the largest provider of customized large-scale assessment services and solutions, and Pearson Knowledge Technologies, Boulder, Colo., which provides automated tools for reading and writing assessment and practice. Pearson Education is the world's largest education company, which in turn is a business of Pearson, the international media company.

For further information

David Hakensen
Tel. (952) 681-3040

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07 March 2006
Appointment of Non-executive Directors

http://www.pearson.com/press/press_uploadfiles/20060307_Non_executive_Directo

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Appointment of David Arculus as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Arculus:-

(1) Details of all directorships held by Mr Arculus in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

Non-executive director of Barclays Bank plc (current)
Non-executive director of Barclays plc (current)
Non-executive director of Telefonica SA (current)
Chairman of O2 plc (until company recently taken over by Telefonica)
Director of Severn Trent plc (resigned 31.12.04)

(2) Any unspent convictions in relation to indictable offences:

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Arculus was an executive director at the time of, or within 12 months preceding such events:

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Arculus was a partner at the time of, or within 12 months preceding, such events:

None

(5) Details of receiverships of any assets of Mr Arculus or of a partnership of which Mr Arculus was a partner at the time of, or within the twelve months preceding, such event:

None

(6) Details of any public criticisms of Mr Arculus by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

Appointment of Ken Hydon as a Non-Executive Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Hydon:-

(1) Details of all directorships held by Mr Hydon in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

Non-executive director of Tesco plc (current)
Non-executive director of Reckitt Benckiser plc (current)
Finance director of Vodafone Group plc (resigned 26.07.05)

(2) Any unspent convictions in relation to indictable offences:

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Hydon was an executive director at the time of, or within 12 months preceding such events:

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Hydon was a partner at the time of, or within 12 months preceding, such events:

None

(5) Details of receiverships of any assets of Mr Hydon or of a partnership of which Mr Hydon was a partner at the time of, or within the twelve months preceding, such event:

None

(6) Details of any public criticisms of Mr Hydon by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

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08 March 2006
Directors' Shareholding

http://www.pearson.com/press/press_uploadfiles/20060308_directors_shareholding.

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8 March 2006

Pearson plc – Notification of Directors' Interests

On 7 March 2006, Mourant & Co Limited, as trustees of the Pearson plc Employee Share Ownership Trust (a discretionary trust under which all employees of the Pearson group are potential beneficiaries) purchased 900,000 shares at 739.9905p.

All of the executive directors, being Marjorie Scardino, Rona Fairhead, John Makinson and David Bell, are deemed for the purposes of the Companies Act to be interested in all of these shares.

Following this purchase, the Pearson plc Employee Share Ownership Trust holds a total of 1,742,683 shares representing 0.2167 % of the issued share capital of the company.

Press releases

13 March 2006

Financial Times launches new weekly CEO interview, and a series of changes to the first section

London - The Financial Times will launch a new weekly CEO interview as part of a series of changes to the first section of the newspaper.

The changes include a fortnightly weekly 'Agony Aunt' column by writer Lucy Kellaway, focusing on problems in the workplace, a new Management Column by Stefan Stern, and a sharper Business Life section, with more interview slots, including the new weekly CEO interview slot.

The daily Comment and Analysis Page will now run two or three feature articles, rather than the current single subject article. Jonathan Guthrie's popular weekly Enterprise Column will move to the Op Ed pages.

Quentin Peel, the FT's International Affairs Editor, will also be writing a news analysis column called Between the Lines. This will sit in the paper's international pages.

In addition to these changes, Jean Eaglesham has been appointed Chief Political Correspondent, and Patrick Jenkins is appointed ICN Editor.

Lionel Barber, Editor of the Financial Times, commented: "These changes will improve our core business coverage. Our new CEO interview slot will be a 'must read' for anyone interested in business. By polishing our features and introducing compelling new columns, the FT will be an even more unmissable daily read."

Further information

Joanna Manning-Cooper/Lucy Ellison. 020 7873 4447/3119

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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